Mail Stop 3561

March 3, 2008

Ronald S. Milstein, Esq.
Senior Vice President, Legal and External Affairs, General Counsel and Secretary
Lorillard, Inc.
714 Green Valley Road
Greensboro, North Carolina 27408-7018

Re: Lorillard, Inc.
        Registration Statement on Form S-4
        Filed February 5, 2008
        File No. 333-149051

Dear Mr. Milstein,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. Tell us why Loews Corporation did not file a Schedule TO-C at the time of filing of your registration statement.

2. Please revise in the summary and "Redemption" sections to discuss Loews' reasons for the transaction. In this regard, provide a narrative discussion of meetings, discussions and presentations made to or by management that lead up to the decision to consummate the redemption, exchange and dividend and provide us with copies of the "board books" or similar documentation, if any, provided to the boards and management in connection with the proposed transaction.

3. Please tell us how you plan to incorporate the "alternate pages" into a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. In particular, although we may comment on those pages in general at this time, we may comment further once you have incorporated them into an actual registration statement filed with us. In this regard, please confirm that changes made if response to the following comments will also be made to the alternative pages for the exchange offer where appropriate.

4. Please define technical or industry-specific terms when they are first used. For example, please define what is meant by "premium segment" on page 1. Also, define the term "reconstituted tobacco" as used on page 14. Explain what is meant by "relationship marketing" on page 41, the "aging requirements" for tobacco on page 42, and what role the scientific equipment referenced on page 43 play in your research.

General Information about this Information Statement, page i

5. Please provide us with copies of the reports or information provided by Management Science Associates, Inc., clearly marking the relevant sections that support references made in the prospectus. Consistent with footnote (1) on page 30, please also explain to us why you believe the volume and market share information is inaccurate, and whether this calls into question the reliability of any other information provided by this source. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

6. Each time you include a claim to leadership, please provide substantiation and disclose the measure by which you lead. For example, where on page 1 you state that Newport is the "top selling menthol" brand, state whether that is measured in terms of units sold, revenue or some other means.

Summary, page 1

7. Explain in the forepart of the summary what economic rights are represented by the Carolina Group Stock. In particular, discuss why the Redemption will only result in 62% of Lorillard's stock being held by current Carolina Group stockholders.

8. Please consider adding diagram or a chart with graphics to help illustrate the narrative description of the parties and the transaction.

9. We note that your disclosure under the section "most profitable operating model of any major U.S. cigarette company," discusses adjusted operating income. In light of the fact that adjusted operating income is a non-GAAP financial measure, please revise your disclosures here and elsewhere in the filing where this measure is discussed to include the disclosures required under Item 10(e) of Regulation SK for non-GAAP financial measures. These disclosure include:

    ▪ A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance GAAP;

    ▪ A reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
    ▪ A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition, results of operations, or liquidity.

    See Item 10(e) of Regulation SK.

Lorillard's Competitive Strengths, page 1

10. We note the reference to your introduction of the "Newport pleasure" marketing theme in 1972 and your belief that you have maintained a consistent marketing focus to enhance the value of your brand. Please balance this disclosure with the changes that you have made to your marketing efforts as a result of limitations or restrictions imposed by regulations or under any settlement agreements.

Lorillard's Business and Growth Strategies, page 2

11. We note your intent to expand your share of the domestic menthol cigarette market. Consistent with your disclosure elsewhere that the domestic cigarette market has been contracting at a compound annual rate of 2.5% from 1998 through 2007, please balance your disclosure with a brief discussion of the overall trend in

Ronald S. Milstein, Esq.
Lorillard, Inc.
March 3, 2008
Page 4

cigarette sales in the United States. This seems particularly relevant since an increase in market share in a declining market could, in some instances, result in a comparable number of sales. Please also provide specific details about your efforts on identifying areas of the U.S. market that you believe provide opportunities for growth.

12. We note your intent to selectively pursue acquisitions on an opportunistic basis. To the extent that you have any current plans, please disclose them. Otherwise, please clearly disclose that you have no current acquisition plans.

Risk Factors, page 8

13. Consistent with your disclosure on page 47, please add a risk factor to discuss the risks associated with state and local smoking bans, including the trend associated with such legislation and the particularly public places that are being targeted for restriction by such bans. Please also add disclosure about the smoking bans in the Business Environment section on page 28.

14. Consistent with your disclosure on page 26, please add a risk factor discussing the fact that because management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation, no material provision has been made in your consolidated financial statement for any unfavorable outcome.

15. Include a risk factor discussing your indemnity obligations to Loews contained in the Separation Agreement. In addition, discuss the risks associated with separating your significant liabilities connected to tobacco litigation from Loews' substantially larger asset and revenue base.

16. Revise risk factors related to litigation to remove legal jargon and generally for understandability. For example, the first risk factor on page 9 states that the plaintiff "may not seek disgorgement of profits" and that the appeal was "interlocutory in nature."

The proposed regulation of cigarettes by the Food and Drug Administration, page 10

17. Please provide support for you statement that the bill you reference is being opposed by "most other tobacco manufacturers" or revise to remove this assertion here and throughout.

Concerns that mentholated cigarettes may pose greater health risk, page 12

18. Please expand your disclosure to provide more details about the claims of others, particularly the Center for Disease Control and Prevention, that mentholated cigarettes may pose greater health risks than non-mentholated cigarettes.

Lorillard is dependent on the domestic . . ., page 12

19. Reconcile your disclosure here, that "Lorillard does not have foreign cigarette sales" with disclosure elsewhere that, for example, your unit volume differs from your domestic unit volume, suggesting a foreign element.

The availability of counterfeit cigarettes could adversely affect Lorillard's sales, page 13

20. Please expand your disclosure to provide more detail about the risk associated with counterfeit cigarettes, including whether you believe your sales volume, revenue or profits have already been impacted to some degree by counterfeiting.

Forward-Looking Statements Disclaimer, page 17

21. The Private Securities Litigation Reform Act does not apply to initial public offerings such as this. Please revise to eliminate the implication that Private Securities Litigation Reform Act is applicable to your offering.

The Redemption, page 18

22. Revise the last 3 bullet points under "Reasons for the Separation" to discuss the reasons why management of Loews feels that these benefits will accrue. In addition, please quantify all benefits listed. Finally, discuss any negative factors considered by management.

Business Environment, page 28

23. Please discuss the factor(s) that have led to the increases in cigarette prices, and if this is indicative of a trend that is likely to continue please discuss additional adverse impacts that are possible. In addition, tell us whether the price increases have had any other result beyond increasing competition from discount brands, and expand your disclosure if appropriate. For example, tell us whether you believe the increased prices have deterred people from starting to smoke or encouraged people to quit smoking.

Income Statement Captions, page 30

24. We note your disclosure that cost of sales includes promotional product expenses. Please explain to us the nature of these promotions and tell us how they differ from the trade and consumer promotions deducted from revenue, as disclosed in Note 1. In light of the disclosure in Note 1 that trade and consumer promotions are accounted for a reduction of revenues, please revise to separately disclose the nature of any promotional expenses that are accounted for as cost of sales.

Results of Operations, page 31

25. Tell us why you assume prices were unchanged for purposes of your net sales results comparisons in the penultimate paragraph on page 31. We assume you know what the prices have been.

Liquidity and Capital Resources, page 34

26. Discuss why cash flows from investing activities were so dramatically different in 2006 versus 2005 and 2007.

Contractual Cash Payment Obligations, page 36

27. Disclose whether, in relation to the State Settlement Agreements, there is a baseline payment from adjustments are made in the paragraph following the chart.

Market Risk, page 36

28. We note your disclosure that you have exposure to equity price risk. Please revise your disclosure to comply with one of the three disclosure alternatives set forth in Item 305 of Regulation SK.

Lorillard's Business and Growth Strategies, page 40

29. Please expand your disclosure to provide more clarity as to the current stage in the development of the Triumph Snus smokeless tobacco product. For example, you indicate that you commenced test marketing in 2008, but it is unclear if this means that a full blown release of the product is likely in the near future, or if this testing is part of an overall research plan that is designed to further develop the product for a release in the distant future. Any additional guidance would be helpful.

Customers and Distribution, page 42

30. Describe the material terms of your customer agreements. In addition, file your agreement with McLane Company as an exhibit or tell us why you do not believe that it is required.

Raw Materials and Manufacturing, page 42

31. We note your reliance on Alliance One International for 90% of your domestic leaf tobacco, and your belief that you could readily obtain high-quality leaf tobacco from an alternative industry source if needed. Please disclose whether you believe this replacement could be obtained at a comparable price. In addition, file your agreement with Alliance One as an exhibit or tell us why you do not believe that it is required.

Legal Proceedings, page 49

32. Where applicable, please disclose the date of any scheduled trial or appellate hearing. For example, disclose the trial date that is scheduled for one of the flight attendant cases as referenced on page 51, and trial dates that are schedule for some of the pending filter cases as referenced on page 55.

Flight Attendant Cases, page 51

33. Clarify whether all 2625 possible plaintiffs have filed cases.

Tobacco-Related Antitrust Cases, page 55

34. In addition to providing a cross-reference to the discussion of these cases in the notes to your financial statements, provide a brief discussion of these cases here as this may be helpful to investors and more consistent with the disclosure of your other cases in the legal proceedings section.

Compensation Discussion and Analysis, page 62

35. We note your disclosure regarding base salary, annual incentives, and stock-based awards. For example, we note that you use pre-established performance goals for some executive officers in determining their annual cash incentives, along with a subjective component in assessing whether individual performance criteria were met. We also note your use of profit and unit volume objectives. Please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(b) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it

would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

36. We note that stock-based award levels are determined "primarily" by an individual's salary grade level. Please expand your disclosure to provide further insight into how salary grade level is factored in to the determination of stock-based awards, and what other factors are considered besides salary grade level.

2007 Summary Compensation Table, page 65

37. Please clarify what you mean in footnote (1) that the plan did not meet the criteria as an incentive plan.

Employment Agreement, page 74

38. Please disclose the term of Mr. Orlowsky's current employment agreement.

Certain U.S. Federal Income Tax Consequences, page 84

39. Please revise to delete your characterization of the tax consequences to U.S. holders as a "summary" in the first paragraph and throughout because your disclosure appears to indicate that you are receiving an opinion.

40. We believe it is not appropriate to provide a tax discussion and then indicate each investor "should" consult their own tax advisor. You may revise to indicate that an investor may want to consult with an advisor as to their individual circumstances.

41. Because the receipt of the opinion is a waivable condition to completion of the transactions, please confirm that you will file a final executed form of tax opinion before requesting acceleration of effectiveness of your filing. In addition, please supply us with a form of the tax opinion for our review.

Legal Matters, page 86

42. Please revise to clarify that counsel "is" passing on the validity of the common stock being distributed in the Redemption.

Audited Financial Statements for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

43. Please remove the restrictive legend which precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Company's Form S-4 registration statement.

Consolidated Statements of Income, page F-4

44. We note your one-line presentation of earnings per share on the face of the statements of income. Please revise to disclose the amounts of both basic and diluted earnings per share for each period presented. If basic and diluted EPS are the same amount, please disclose that the earnings per share amount on the face of the statements of income represents both basic and diluted EPS. Also, as applicable, please revise the notes to the financial statements to disclose the following for each period in which an income statement is presented:

   ▪ A reconciliation of the numerators and denominators of the basic EPS and the diluted EPS computations for income from continuing operations

   ▪ Securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented

   See paragraphs 36 and 40 of SFAS No. 128.

Consolidated Statements of Cash Flows, page F-6

45. Please revise your consolidated statements of cash flows to provide separate disclosure of cash flows from sales and maturities of available for sale securities. Refer to the guidance in paragraph 18 of SFAS No.115.

Notes to the Financial Statements, page F-7

46. Please revise the notes to the financial statements in future filings to disclose the ending accumulated balances for each item in accumulated other comprehensive income. See paragraph 26 of SFAS No. 130.

47. Please revise the notes to the financial statements to disclose the fair value of financial instruments for which it is practicable to estimate fair value, and the methods and significant assumptions used to estimate the fair value of financial instruments. For financial instruments for which it is concluded that estimating fair value is not practicable, please disclose (i) information related to estimating the fair

Ronald S. Milstein, Esq.
Lorillard, Inc.
March 3, 2008
Page 10

value of the financial instrument (such as the carrying amount, effective interest rate, and maturity) and (ii) the reasons why it is not practicable to estimate fair value. See paragraphs 10 and 14 of SFAS No.107 and paragraphs 531 and 532 of SFAS No. 133.

Other Investments, page F-7

48. We note your disclosure that "other investments" primarily include investments in limited partnerships that are recorded at the Company' share of the net asset value of each partnership, or carrying value, as determined by the General Partner, and changes in net asset values are accounted for under the equity method and recorded within other income (expense), net. In light of your disclosure that you are a passive investor in the partnerships and have no influence over their management, please explain to us why you believe it is appropriate to account for these investments under the equity method of accounting. Also, please tell us and revise to disclose your ownership percentage in these partnerships. Additionally, please revise to include the disclosures required by paragraph 20 of APB 18 and Rule 4-08(g) of Regulation SX.

Revenue Recognition, page F-8

49. We note from your disclosure that consumer and trade promotional expenses are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates. Please explain to us the nature of these promotional expenses. If any of the promotional expenses relate to a "free" product or service, or anything other than cash, please tell us why you believe it is appropriate to record the amounts as reductions of revenue rather than as an expense. See EITF 01-09 and EITF 00-22. Also, if the amount of sales incentives and consumer and trade promotional expenses are material, please disclose the amount in Note 1.

Advertising and Marketing Costs, page F-8

50. Please revise to disclose the total amount charged to advertising expense for each income statement presented. See paragraph 49 of SOP 93-7. Also, please disclose the total research and development costs charged to expense in each period for which an income statement is presented. See paragraph 13 of SFAS No. 2.

Tobacco Settlement Costs, page F-8

51. We note your disclosure in Note 1 that Lorillard recorded pre-tax charges of $999 million, $977 million and $846 million for the years ended December 31, 2006, 2005, and 2004 respectively, to accrue its obligations under various settlement agreements. In light of your disclosure in Note 9, that Lorillard recorded pre-tax

charges of $911 million, $876 million and $4846 million for the years ended December 31, 2006, 2005 and 2004, respectively to accrue its obligation under the State Settlement Agreements, please explain to us, and clarify in the notes to the financial statements, the nature of the differences in these amounts. Also, please explain when these amounts are paid and indicate the nature of the remaining settlement cost liability on the balance sheet as of December 31, 2006 and 2005.

Note 9. Legal Proceedings and Commitments, page F-19

52. Given the significant volume of litigation pending against the Company as described in Note 9 and elsewhere in the filing, please revise your significant accounting policies to disclose the Company's accounting policy for legal costs incurred in connection with this pending litigation. Refer to the guidance outlined in EITF Topic D-77.

Note 10. Related Party Transactions, page F-28

53. We note from the disclosure in Note 10 that Lorillard is charged for certain costs or services provided by Loews under the services agreements with Loews. Please revise to disclose the methods used to allocate such costs to Lorillard and provide an assertion by management that the method used is reasonable. In addition, since agreements with related parties are by definition not at arms length, please provide management's estimate of what the Company's expenses would have been if Lorillard had operated as an unaffiliated entity during the periods presented. Refer to the guidance in SAB Topic 1:B, Question 2.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2007

Notes to the Financial Statements, page F-34

54. We note from your disclosures on pages 2 and 40 that in 2007 you entered into a joint venture with Swedish Match North America to develop and evaluate the opportunity to market a smokeless tobacco product for the U.S. market called Triumph Snus, and commenced test marketing in 2008. Please revise the notes to the interim financial statements to discuss this joint venture, including how you account for the investment and any amounts paid or committed to the joint venture to date. If you do not believe disclosure is required because the investment is not material, please indicate this in your response.

Note 9. Subsequent Events, page F-45

55. We note your disclosure that in the fourth quarter ended December 31, 2007, you have recorded a provision of $66 million for the matter relating to the cessation programs for Louisiana smokers. Please explain to us why you believe it is

appropriate to record this provision in the fourth quarter of fiscal 2007 rather than in the quarter ended September 30, 2007. As part of your response, please tell us the nature of any changes in the litigation that occurred subsequent to September 30, 2007.

Pro Forma Consolidated Balance Sheets, page F-56

56. Please explain why there is an adjustment eliminating Lorillard's stockholder's equity in the pro forma balance sheet for the nine months ended September 30, 2007 but no similar adjustment in the pro forma balance sheets for the years ended December 31, 2006, 2005 and 2004.

Alternate Pages for Exchange Offer

Cover Page, page Alt-1

57. Please revise to disclose the aggregate amount of securities offered pursuant to this prospectus and the offering price of the securities. Refer to Items 501(b)(2) and (3) of Regulation S-K. Similarly revise your summary.

Effects of the Separation of Loews, page Alt-8

58. Please revise to provide greater clarity about what constitutes the notional intergroup debt owed by the Carolina Group to the Loews Group.

Signatures and Power of Attorney, page II-5

59. Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions for Signatures on Form S-4.

Consent of Independent Registered Public Accounting Firm

60. Please revise to eliminate the restrictive legend which precedes the consent of the independent registered accounting firm with regard to the Lorillard audited financial statements prior to the planned effectiveness of the Company's Form S-4 registration statement.

Other

61. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

62. Please include currently dated consents of your independent registered accountants in any amendments to your Form S-4 registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief

cc: Gregory A. Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        via facsimile: (212) 735-2000